June 17, 2025

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
47685 Lakeview Blvd.
Fremont, California 94538

        Re: Tivic Health Systems, Inc.
            Registration Statement on Form S-1
            Filed June 6, 2025
            File No. 333-287853
Dear Jennifer Ernst:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2025 letter.

Registration Statement on Form S-1 filed June 6, 2025
Plan of Distribution, page 16

1. We note your response to previous comment 1. Section 2.3(b)(xiv) of the Securities
       Purchase Agreement entered into with the Selling Stockholder on April 29, 2025 appears to provide that the Selling Stockholder's obligation to purchase each tranche of Preferred Shares is subject to the closing price of the Company's common stock being equal to or greater than the Floor Price of $1.294 per share for a period proceeding each Tranche Closing Date. Please clarify whether the Selling Stockholder is irrevocably bound to purchase a given tranche of Preferred Stock if the Company's common stock is trading below the Floor Price. As noted in CD&I 139.11, "closing conditions in capital formation transactions relating to the market price of the
       company   s securities . . . are unacceptable conditions" when a company is attempting
 June 17, 2025
Page 2

       to register the resale of common stock underlying convertible securities prior to the issuance of the convertible securities. Additionally, CD&I 139.11 provides that in such a scenario, "[t]he closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement." It appears that the six tranche closing dates will be staggered with the final Tranche
       Closing scheduled to occur within 90 trading days after the effectiveness of the registration statement. Please provide us with your analysis of whether 90 trading days constitutes a "short time" in this context.
       Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Christopher L. Tinen, Esq.